May 2, 2005

Ms. Ellie Quarles

Special Counsel

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C.  20549

Re:                               Zumiez Inc. Registration Statement on Form S-1 (Reg. No. 333-122865)

Dear Ms. Quarles:

On behalf of our client, Zumiez Inc. (the “Company”), we are hereby furnishing you with additional information that you requested in connection with your review of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).   Pursuant to our phone conversation, you suggested that it would be helpful if we provided you with an analysis of (1) the Rule 144 tacking issues with respect to the Company shares (the “Shares”) to be distributed by Zumiez Holdings LLC (the “Holding Company”) to its members (the “LLC Members”) and (2) the relationships, if any, among the LLC Members to determine whether the LLC Members are acting independently with respect to their decision to sell Shares in the offering and/or whether they are acting as a conduit for the Company with respect to the sale of the Shares.

This letter will confirm that all of the Shares held by the Holding Company are currently issued and outstanding and the distribution of the Shares by the Holding Company to the LLC Members will take place pursuant to the Holding Company’s existing Limited Liability Company Agreement (the “Operating Agreement”).  This situation is not an exchange of securities of the Holding Company for shares of the Company; rather, the Shares are being distributed in connection with the dissolution of the Holding Company.  The recapitalization of the Company that resulted in the formation of the Holding Company and the Holding Company’s acquisition of the Shares occurred on November 4, 2002.  Since such time there has not been any change to the Operating Agreement that would alter the formula for determining the number of Shares to which each LLC Member is entitled to receive upon liquidation of the Holding Company.   In other words, the formula for determining the pro rata ownership of each of the LLC Members has been fixed for over two years, no additional consideration is being provided to the Holding Company or to the Company by any LLC Member at this time and the LLC Members are not making any new investment decision; therefore, as discussed in our prior response letters, we believe that no sale will be deemed to occur at the time the Shares are distributed by the Holding Company to the LLC Members.  Accordingly, it is our view that the LLC Members should be entitled to tack their holding period to that of the Holding Company for purposes of Rule 144.

In support of this conclusion, we attach an excerpt from the Hicks treatise, which provides the rationale for allowing tacking in the event of distributions from partnerships and corporations to their partners and stockholders, respectively.  Although the treatise does not specifically discuss distributions to members of an LLC or, more specifically, waterfall distributions to members of an LLC, the rationale applied to partnerships and corporations applies to the situation at hand.  As a result, the LLC Members became beneficial owners of the Shares on or prior to the date that Holding Company was formed to acquire the Shares on November 4, 2002(1).  Although the Operating Agreement contains various waterfall distribution mechanisms that affect the number of Shares that each member beneficially owns, the waterfall mechanisms were established on the day the members formed the Holding Company in 2002.

In support of our conclusion, we attach copies of the Whitehead, Elliot Associates and General Maritime no-action letters.  The Whitehead and Elliot Associates letters are helpful in terms of laying out the criteria for tacking the holding period in the event of a distribution from a partnership to its partners (e.g., closely held partnership; pro rata distribution in accordance with economic interests in the partnership; no additional consideration in connection with distribution).  In the General Maritime letter, the main argument made was that the former limited partners and members contributed their equity interests or assets to the public company in exchange for a number of shares of common stock in the newly public company that was to be determined by a formula outside the control of the investors.  Here, as in General Maritime, the LLC Members are entitled to an economic interest in the Holding Company based on a formula that was established at the time of the recapitalization.

We also confirm to the Staff that each LLC Member is an independent investor that exercises independent discretion over their investment decisions with respect to the Shares.  The LLC Members are not acting in coordination and each has very different investment objectives with respect to their ownership of the Shares.  As you know, the LLC Members consist of two members of senior management of the Company, the Brentwood Affiliates (as that term is defined in the Registration Statement) that are affiliates of a private equity fund, and John G. Haakenson,  a founder of the Company who has not been involved in any manner with the operations of the Company since prior to November 4, 2002.  Accordingly, each of the LLC Members has differing investment objectives and should not be deemed to be acting in concert in connection with their sale of Shares in the offering at hand.

In addition, it should be noted the offering contemplated by the Registration Statement is a firm commitment underwritten offering and the selling shareholders are not acting as a conduit for the issuer (the Shares were issued by the Company on or prior to November 2, 2002).  Each selling shareholder has borne the full risk of economic loss with respect to the Shares for over two years.  Further, none of the selling shareholders is in the business of underwriting securities.  We note that Staff has acknowledged that determination of underwriter status is based on facts and circumstances and that many of the criteria of underwriter status are lacking in the present situation.  We further point out that, in response to the Staff’s prior comment, we have disclosed that the selling shareholders may be deemed to be underwriters in connection with this offering.  Based on the foregoing, we do not believe that it is appropriate to conclude that the LLC Members are conclusively acting as underwriters in connection with this offering.

(1) We note that Messrs. Campion and Brooks held the shares that they contributed to the Holding Company in exchange for their membership interests for a significant period of time prior to such contribution.

We hope that the foregoing addresses the concerns of the Staff and the Office of the Chief Counsel.  To the extent that you have any additional comments or questions, we would request the opportunity to discuss them by telephone with you and the Office of the Chief Counsel at your earliest convenience.  Please do not hesitate to call the undersigned at (206) 370-7809 if you have any further questions or comments with respect to the foregoing.

Very truly yours,

Preston Gates & Ellis LLP

By:	/s/ Gary J. Kocher

cc:                                 Pradip Bhaumik

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C.  20549

Richard M. Brooks

Brenda I. Morris

Zumiez Inc.

6300 Merrill Creek Parkway

Suite B

Everett, WA  98203

Chris K. Visser, Esq.

Preston Gates & Ellis LLP

925 Fourth Avenue

Suite 2900

Seattle, WA  98104

Eric S. Haueter, Esq.

Michael Hyatte, Esq.

Sidley Austin Brown & Wood LLP

555 California Street

San Francisco, CA  94104

Gregg Noel, Esq.

Damon Fisher, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071